SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO.1
                                       TO
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-29747

(Check One):[x]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F
          [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

               For Period Ended:December 31, 2000

               [ ] Transition Report on Form 10-K and Form 10-KSB
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q and Form 10-QSB
               [ ]  Transition  Report on Form N-SAR
               For the Transition Period Ended:______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Full name of registrant
                                SpectraFAX Corp.
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Former name if applicable
                                       N/A
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Address of principal executive office (STREET AND NUMBER)

                        3050 N. Horseshoe Dr., Suite 100
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City, state and zip code
                                Naples, FL 34104
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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [x]               (a) The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

         [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Management's Discussion and Analysis of Financial Condition and Results of Operations, as related to the registrant's financial information, certain of the financial information itself, and certain aspects of the description of its current operations will not be completed in sufficient time to file the annual report on Form 10-KSB for the period ended December 31, 2000 by April 2, 2001. SpectraFAX plans to file within the fifteen day extension period.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Lina Angelici                 (813)                    223-1535
            (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                SpectraFax Corp.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 28, 2001                        By       /s/ Thomas J. Conwell
                                                    ---------------------
                                                    Thomas J. Conwell, CEO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTACHMENT

Explanation Of The Anticipated Change, Both Narratively And Quantitatively, In Results Of Operations From The Corresponding Period For The Last Fiscal Year To Be Reflected By The Earnings Statements To Be Included In The Registrant's Annual Report On Form 10-KSB.


Revenues decreased from $2,501,084 for the year ended December 31, 1999, to $747,369 for the year ended December 31, 2000. Net loss available to shareholders increased from $548,422 for the year ended December 31, 1999, to $2,090,069 for the year ended December 31, 2000.